Ranger Industries Signs Merger Agreement with Bumgarner Enterprises; Bumgarner
           Commences Tender Offer for Up to 80% of Ranger Common Stock

      NEW YORK, December 29, 2000 Ranger Industries, Inc. (OTC: RNGR) and Bumgarner Enterprises, Inc. announced today that they have entered into a merger agreement pursuant to which Bumgarner has commenced a tender offer to purchase up to 4,225,000 shares of Ranger common stock, which is approximately 80% of the outstanding shares of Ranger common stock, at a price of $2 per share in cash. The tender offer will expire at 5:00 p.m., New York City time, on January 30, 2001, unless the offer is extended in accordance with its terms.

      While Ranger's board of directors has approved the tender offer, it has not made any recommendation to Ranger stockholders as to whether to tender or refrain from tendering shares of Ranger common stock. Members of Ranger's board of directors have announced that they will tender all of the shares of Ranger common stock held by them, representing approximately 35% of the outstanding shares of Ranger common stock

      Upon completion of the tender offer, Bumgarner will be merged with a newly formed subsidiary of Ranger and become a wholly-owned subsidiary of Ranger and Ranger will issue 14,720,000 shares of common stock to Bumgarner stockholders. At the closing of the merger, all directors of Ranger will resign and be replaced by designees of Bumgarner.

      The tender offer and simultaneous closing of the merger are subject to various conditions, including the approval of the merger by Bumgarner stockholders and Bumgarner's ability to obtain financing to purchase the shares tendered in the tender offer. Bumgarner expects to be able to obtain, but has not yet obtained, such financing. If Bumgarner is able to obtain financing to purchase the shares tendered in the tender offer, it expects to use a portion of Ranger's cash holdings of approximately $10 million to repay that financing. Charles G. Masters, who owns beneficially approximately 77% of Bumgarner's outstanding stock, has agreed to vote in favor of the merger.

      In connection with the merger, Mort Handel will resign as Ranger's chief executive officer and his employment agreement with Ranger will be terminated. Mr. Handel, who is also a member of Ranger's board of directors, and a company in which Mr. Handel is a principal stockholder will enter into consulting agreements with Ranger under which they will receive consulting fees paid at closing. Mr. Handel and Isaac Perlmutter, who is also a member of Ranger's board of directors and is Ranger's largest stockholder, will sell to Bumgarner any of their shares of Ranger stock which are not purchased in the tender offer because the tender offer is oversubscribed. Those sales, if they occur, will be made at the tender offer price of $2 per share.

      Ranger shareholders of record and beneficial owners of shares will receive tender offer materials via mail. Copies of the tender offer statement, the merger agreement and certain related documents are available at the SEC's Web site at www.sec.gov or from Beacon Hill Partners, at telephone number 212-843-8500, which is the Information Agent for the tender offer, as set forth in the tender offer documents filed with the SEC.


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      Bumgarner intends to acquire interests in oil and gas properties and participate in drilling operations. Bumgarner's only business activity has been the acquisition of a 74% interest in the Henryetta Joint Venture, a joint venture expecting to engage in exploration and drilling for oil and gas in Okfuskee and Coal Counties, Oklahoma. Bumgarner expects to use Ranger's cash holdings, after repayment of the financing for the tender offer and related expenses, to fund its oil and gas exploration and drilling activities.

      This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Ranger Industries, Inc. Ranger stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release, which has been filed with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) contains important information, including the terms and conditions of the tender offer and disclosure concerning the interests of certain members of Ranger's board of directors in the tender offer, which should be read carefully before any decision is made with respect to the tender offer.